                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 --------------

                                 Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 26)


                             Michaels Stores, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.10 per share
                         (Title of Class of Securities)


                                  594087-10-8
                                 (CUSIP Number)


                                Robert L. Estep
                           Jones, Day, Reavis & Pogue
                           2300 Trammell Crow Center
                                2001 Ross Avenue
                              Dallas, Texas  75201
                                 (214) 220-3939
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 22, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


                         (Continued on following pages)

                             (Page 1 of 121 Pages)

CUSIP NO. 594087-10-8                  13D/A                Page 2 of 121 Pages

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Wyly  ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
   NUMBER OF        7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY          1,631,905
   OWNED BY        -------------------------------------------------------------
     EACH           8  SHARED VOTING POWER
   REPORTING
  PERSON WITH          300,000
                   -------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       2,265,238
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       300,000
                   -------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,565,238
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
================================================================================

CUSIP NO. 594087-10-8                  13D/A                Page 3 of 121 Pages

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Wyly, Jr. ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
   NUMBER OF        7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY          1,597,607
   OWNED BY        -------------------------------------------------------------
     EACH           8  SHARED VOTING POWER
   REPORTING
  PERSON WITH          300,000
                   -------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       1,865,024
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       300,000
                   -------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,165,024
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
================================================================================

CUSIP NO. 594087-10-8                  13D/A                Page 4 of 121 Pages

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited)
      75-2319145
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
   NUMBER OF        7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY          300,000
   OWNED BY        -------------------------------------------------------------
     EACH           8  SHARED VOTING POWER
   REPORTING
  PERSON WITH          0
                   -------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       300,000
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
                   -------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
================================================================================

CUSIP NO. 594087-10-8                 13D/A                 Page 5 of 121 Pages

     This Schedule 13D/A Amendment No. 26 hereby amends the Schedule 13D, as amended by Amendment Nos. 1 through 25 (collectively the "Schedule 13D"), filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) ("Maverick Entrepreneurs" and collectively with Sam Wyly and Charles J. Wyly, Jr., the "Reporting Persons") with respect to the securities of Michaels Stores, Inc. (the "Company"). Defined terms used but not defined herein shall have the meanings as previously set forth in the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

         Not amended.

Item 2.  Identity and Background.
         -----------------------

         Not amended.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is hereby amended to add the following at the end thereof:

         The source of funds to purchase a portion of the shares of Common Stock beneficially owned by the Reporting Persons was borrowings under revolving lines of credit maintained by Maverick Entrepreneurs and each of the trusts described in Item 5 of this Schedule 13D with each of NationsBank of Texas, N.A. ("NationsBank") and Citibank, N.A. ("Citibank"). See Item 6 below.

         The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were granted under stock option plans of the Company.

Item 4.  Purpose of Transaction.
         ----------------------

         Not amended.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)-(c) Mr. Sam Wyly beneficially owns 2,565,238 shares, or approximately 10.5% of the outstanding Common Stock. Sam Wyly beneficially owns
(i) 633,333 of such shares by virtue of this ownership of options to purchase Common Stock, (ii) 1,074,536 of such shares as general partner of Tallulah, Ltd., (iii) 300,000 of such shares as general partner of Maverick Entrepreneurs,
(iv) 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children, and (v) an aggregate of 541,533 of such shares as trustee of the trusts listed below:


                                            Number of Shares
              Name of Trust                Beneficially Owned
              -------------                ------------------
1.  The Christiana Parker Wyly Trust             82,393
2.  The Andrew David Sparrow Wyly Trust          82,393
3.  The Laurie L. Wyly Revocable Trust          123,943
4.  The Lisa Wyly Revocable Trust               123,943
5.  The Kelly Wyly Elliot Trust                 128,861

Sam Wyly possesses sole voting power with respect to 1,631,905 shares of Common Stock, sole dispositive power with respect to 2,265,238 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock held by Maverick Entrepreneurs.

CUSIP NO. 594087-10-8                 13D/A                 Page 6 of 121 Pages


        Charles J. Wyly, Jr. beneficially owns 2,165,024 shares, or approximately 9.0% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owns (i) 267,417 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 755,000 of such shares as general partner of Brush Creek, Ltd., (iii) 300,000 of such shares as general partner of Maverick Entrepreneurs, (iv) 374 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children, and (v) an aggregate of 842,233 of such shares as trustee of the trusts listed below:

                                       Number of Shares
           Name of Trust              Beneficially Owned
           -------------              ------------------
1.  The Martha Caroline Wyly Trust          170,000
2.  The Charles J. Wyly, III Trust          224,247
3.  The Emily Ann Wyly Trust                224,146
4.  The Jennifer Lynn Wyly Trust            223,840

Charles J. Wyly, Jr. possesses sole voting power with respect to 1,597,607 shares of Common Stock, sole dispositive power with respect to 1,865,024 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock held by Maverick Entrepreneurs.

         Maverick Entrepreneurs beneficially owns and possesses sole voting and dispositive power with respect to 300,000 shares, or approximately 1.3% of the outstanding Common Stock.

         The Reporting Persons as a group beneficially own 4,430,262 shares of Common Stock, or approximately 18.0% of the outstanding Common Stock. The Reporting Persons as a group possess sole voting power with respect to 3,529,512 shares of Common Stock and sole dispositive power with respect to 4,430,262 shares of Common Stock.

         (d)-(e)  Not amended.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         Item 6 is hereby amended to add the following at the end thereof:

         Each of (i) the trusts described in Item 5 for which Sam Wyly is trustee (the "Sam Wyly Trusts") and Tallulah, Ltd., (ii) the trusts described in
Item 5 for which Charles J. Wyly, Jr. is trustee (the "Charles Wyly Trusts") and Brush Creek, Ltd., and (iii) Maverick Entrepreneurs maintain separate revolving lines of credit with NationsBank (collectively, the "NationsBank Credit Facilities"). The obligations of each borrower to repay advances made under its NationsBank Credit Facilities are several, full-recourse obligations that are secured by the pledge of shares of Common Stock beneficially owned by the Reporting Persons as well as other securities. Each advance under a NationsBank Credit Facility bears interest at NationsBank's prime rate or at a floating rate, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have each guaranteed the obligations of Maverick Entrepreneurs under its NationsBank Credit Facility. The NationsBank Credit Facilities were amended and restated on November 22, 1996 to provide that all amounts outstanding under the NationsBank Credit Facilities will mature on November 22, 1998.

        Each of (i) Tallulah, Ltd., (ii) Brush Creek, Ltd., (iii) each of the Sam Wyly Trusts, and (iv) each of the Charles Wyly Trusts also maintains a separate revolving line of credit with Citibank (collectively, the "Citibank Credit Facilities"). The obligations of each borrower to repay advances made under its Citibank Credit Facility are full-recourse obligations that are secured by the borrower's pledge of certain shares of Common Stock beneficially owned by the Reporting Persons, as well as other securities and assets. Each advance under a Citibank Credit Facility bears interest at a rate of Citibank's announced base rate, plus 1.0%, or at a Eurodollar-based rate, minus 1.0%, as elected by the borrower, Sam Wyly and Charles J. Wyly, Jr. have guaranteed the obligations of Tallulah, Ltd. and Brush Creek, Ltd., respectively, under the applicable Citibank Credit Facility, and certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts, have guaranteed the obligations of the respective trusts under the applicable Citibank Credit Facility. All amounts outstanding under the Citibank Credit Facilities mature on December 16, 1996. Each of the Sam Wyly Trusts, the Charles Wyly Trusts, Maverick Entrepreneurs, Tallulah, Ltd. and Brush Creek, Ltd. presently intends to renew its Citibank Credit Facility, or refinance such credit facility with another lender, prior to such maturity date.

        The foregoing description of the agreements relating to the NationsBank Credit Facilities and the Citibank Credit Facilities is qualified in its entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP NO. 594087-10-8                 13D/A                 Page 7 of 121 Pages


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

               Exhibit 1.    Agreement pursuant to Rule 13d-1(f)(1)(iii).

               Exhibit 2. Form of Amended and Restated Loan Agreement, dated November 22, 1996, among NationsBank and (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek Limited; and
                             (iii) Maverick Entrepreneurs.

               Exhibit 3. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) each of the Charles Wyly Trusts; and (v) Maverick Entrepreneurs.

               Exhibit 4. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts;
                             (iii) Brush Creek, Ltd.; (iv) each of the Charles Wyly Trusts; and (v) Maverick Entrepreneurs.

               Exhibit 5. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Even Wyly, in favor of NationsBank.

               Exhibit 6. Form of Credit Agreement, dated as of December 16, 1994, as amended, between Citibank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts;
                             (iii) Brush Creek, Ltd.; and (iv) each of the Charles Wyly Trusts.

               Exhibit 7. Form of Pledge Agreement, dated as of December 16, 1994, as amended, between Citibank, and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts;
                             (iii) Brush Creek, Ltd.; and (iv) each of the Charles Wyly Trusts.

               Exhibit 8. Form of Guaranty Agreement, dated as of December 16, 1994, in favor of Citibank by (i) the general partner of Tallulah, Ltd.; (ii) the general partner of Brush Creek, Ltd.; and (iii) certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts.

CUSIP NO. 594087-10-8                 13D/A                 Page 8 of 121 Pages

                                   SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  December 10, 1996        /s/ SAM WYLY
                                -----------------------------------------
                                Sam Wyly



                                /s/ CHARLES J. WYLY, JR.
                                -----------------------------------------
                                Charles J. Wyly, Jr.


                                MAVERICK ENTREPRENEURS FUND, LTD. (f/k/a FIRST DALLAS LIMITED)



                                By:      /s/ SAM WYLY
                                         --------------------------------
                                         Sam Wyly
                                         General Partner


                                By:      /s/ CHARLES J. WYLY, JR.
                                         --------------------------------
                                         Charles J. Wyly, Jr.
                                         General Partner

CUSIP NO. 594087-10-8                 13D/A                 Page 9 of 121 Pages


                                 EXHIBIT INDEX

Exhibit No.
-----------
    1.          Agreement pursuant to Rule 13d-1(f)(1)(iii)

    2.          Form of Amended and Restated Loan
                Agreement, dated November 22, 1996, among
                NationsBank and (i) the Sam Wyly Trusts
                and Tallulah, Ltd.; (ii) the Charles Wyly
                Trusts and Brush Creek Limited; and (iii)
                Maverick Entrepreneurs.

    3.          Form of Pledge Agreement, dated November
                22, 1994, between NationsBank and (i)
                Tallulah, Ltd.; (ii) each of the Sam Wyly
                Trusts; (iii) Brush Creek Ltd.; (iv) each of the Charles Wyly Trusts; and (v) Maverick Entrepreneurs.

    4. Form of Collateral Maintenance Agreement, dated November 22, 1994 between
                NationsBank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) each of the Charles Wyly Trusts; and (v) Maverick Entrepreneurs.

    5. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts,
                Brush Creek, Ltd., the Charles Wyly Trusts, and Even Wyly, in favor of NationsBank.

    6.          Form of Credit Agreement, dated as of
                December 16, 1994, as amended, between
                Citibank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.;
                and (iv) each of the Charles Wyly Trusts.

    7.          Form of Pledge Agreement, dated as of
                December 16, 1994, as amended, between
                Citibank and (i) Tallulah, Ltd.; (ii) each of the Sam Wyly Trusts; (iii) Brush Creek, Ltd.;
                and (iv) each of the Charles Wyly Trusts.

    8.          Form of Guaranty Agreement, dated as of
                December 16, 1994 in favor of Citibank by (i) the general partner of Tallulah, Ltd.; (ii) the general partner of Brush Creek, Ltd.; and
                (iii) certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly
                Trusts.